SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 21, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 21, 2016: Notice of the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

Nokia Corporation
Stock Exchange Release
April 21, 2016 at 15.45 (CET +1)

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Thursday, June 16, 2016 at 2:00 p.m. at Helsinki Messukeskus, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 12:30 p.m.

A.            Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1.              Opening of the Meeting

2.              Matters of order for the Meeting

3.              Election of the persons to confirm the minutes and to verify the counting of votes

4.              Recording the legal convening of the Meeting and quorum

5.              Recording the attendance at the Meeting and adoption of the list of votes

6.              Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the year 2015

•                  Review by the President and CEO

7.              Adoption of the Annual Accounts

8.              Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting that an ordinary dividend of EUR 0.16 per share be paid for the fiscal year 2015. In addition the Board proposes that in line with the capital structure optimization program decided by the Board a special dividend of EUR 0.10 per share be paid. The aggregate dividend would be paid to shareholders registered in the Register of Shareholders of the Company on the record date of the dividend payment, June 20, 2016. The Board proposes that the dividend will be paid on or about July 5, 2016.

9.              Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability

10.       Resolution on the remuneration to the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term ending at the Annual General Meeting in 2017 be increased to the following levels: EUR 185

000 for the Vice Chair of the Board, EUR 160 000 for each Board member, EUR 30 000 for the Chair of the Audit Committee and the Chair of the Personnel Committee as an additional annual fee and EUR 15 000 for each member of the Audit Committee as an additional annual fee. No increase is proposed to the EUR 440 000 annual fee of the Chair of the Board. In addition, the Committee proposes that a meeting fee for Board and Committee meetings be paid to all the other Board members except the Chair of the Board based on travel required between the Board member’s home location and the location of a meeting. The meeting fee would be paid for a maximum of seven meetings per term and be paid as follows: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel. The Corporate Governance and Nomination Committee proposes that approximately 40 per cent of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee would be paid in cash. In line with the current Nokia policy, the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

11.       Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be nine (9).

12.       Election of members of the Board of Directors

Jouko Karvinen and Simon Jiang have informed that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Accordingly, the Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board for a term ending at the closing of the Annual General Meeting in 2017: Vivek Badrinath, Bruce Brown, Louis R. Hughes, Jean C. Monty, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa and Kari Stadigh. In addition, the Committee proposes that Carla Smits-Nusteling, who is former Chief Financial Officer of KPN, a non-executive director and investor, be elected as a new member of the Board for the same term.

13.       Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the auditor to be elected at the Annual General Meeting be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

14.       Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the fiscal year 2016.

15.       Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 575 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes.

The shares may be repurchased either

a)             through a tender offer made to all the shareholders on equal terms; or

b)             by repurchasing the shares in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until December 16, 2017 and terminate the corresponding authorization granted by the Annual General Meeting on May 5, 2015.

16.       Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 1 150 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company.

The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board.

It is proposed that the authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and such special rights, including to whom shares or special rights may be issued as well as the consideration to be paid. The authorization thereby includes the right to deviate from the shareholders’ pre-emptive rights within the limits set by law.

It is proposed that the authorization be effective until December 16, 2017 and terminate the corresponding authorization granted by the Annual General Meeting on May 5, 2015. The authorization does not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

17.       Closing of the Meeting

B.            Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at

www.nokia.com/gm. The “Nokia in 2015” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, is available on the above-mentioned website. The proposals and the annual report will also be available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C.            Instructions for the participants in the Annual General Meeting

1.              The right to participate and registration

Each shareholder, who on June 6, 2016 is registered in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. A shareholder, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on June 9, 2016 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a)         through Company’s website at www.nokia.com/gm;

b)   by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or

c)         by letter to the Register of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2.              Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Annual General Meeting through the Company’s website from April 21, 2016 until 4:00 p.m. (Finnish time) on June 9, 2016. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability Companies Act to request information or a vote in the meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/gm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3.              Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Powers of attorney should be delivered in original to Nokia’s Register of Shareholders at the above mentioned address or via email to agm@nokia.com before the last date for registration.

4.              Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank the necessary instructions regarding registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Annual General Meeting. The account management organization of the custodian bank shall register a holder of nominee registered shares, who wants to participate in the Annual General Meeting, to be entered in the temporary Register of Shareholder of the Company at the latest on June 13, 2016 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website www.nokia.com/gm.

5.              Other instructions and information

On the date of this notice of the Annual General Meeting, April 21, 2016, the total number of shares in Nokia Corporation and votes represented by such shares is 5 775 945 340.

Doors of the meeting venue will open at 12:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The participants are kindly invited to the coffee reception before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

April 21, 2016

BOARD OF DIRECTORS

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal